UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                Pharmhouse Corp.
               ---------------------------------------------------
                              (Name of Registrant)

                          Common Stock, $.01 Par Value
               ---------------------------------------------------
                          (Title of Class of Securities

                                    717137103
               ---------------------------------------------------
                                 (CUSIP Number)

                                   Brad Arberg
                          Hemisphere Trading Co., Inc.
5796 Shelby Oaks Drive, Suite 12 Memphis, TN 38134-7333 Telephone: (901)383-8977
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 31, 1997
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO.         717137103                                    PAGE 2 OF 5 PAGES
          ----------------------------------                        -    -


                                  SCHEDULE 13D

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
                                             Hemisphere Trading Co., Inc.
                                             I.D. No. 621505218

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)[  ]
                                                                    (b)[  ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                                                                  Tennessee

---------------------------- ----------- ---------------------------------------
                                 7       SOLE VOTING POWER
                                                                  0
         NUMBER OF
                             ----------- ---------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY                                               260,000
         OWNED BY
                             ----------- ---------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING                                                0
          PERSON
                             ----------- ---------------------------------------
           WITH                  10      SHARED DISPOSITIVE POWER
                                                                  260,000

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  260,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                           [  ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                  11.15%
---------- ---------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                                                  CO IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





CUSIP NO.         717137103                                    PAGE 3 OF 5 PAGES
          ----------------------------------                        -    -


THE SCHEDULE 13D PREVIOUSLY FILED BY HEMISPHERE TRADING CO., INC., A TENNESSEE CORPORATION, (THE "REPORTING ENTITY"), WITH RESPECT TO THE SHARES OF COMMON STOCK, $.01 PAR VALUE, ("COMMON STOCK"), OF PHARMHOUSE CORP., A NEW YORK CORPORATION, (THE "REGISTRANT"), WITH ITS PRINCIPAL EXECUTIVE OFFICES LOCATED AT 860 BROADWAY, NEW YORK, NEW YORK 10003, IS HEREBY AMENDED AND SUPPLEMENTED AS
FOLLOWS:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Items 3 is amended by adding the following paragraph at the end thereof:

         As of the close of business on March 31, 1997, the Reporting Entity became the beneficial owner of 50,400 additional shares of Common Stock in connection with its engagement as investment advisor by a new client, as described below under Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to read as follows in its entirety:

         As of March 31, 1997, the Reporting Entity has been engaged as an investment advisor by a new client. In connection with this engagement, the Reporting Entity has become the beneficial owner of additional shares of Common Stock which caused its beneficial ownership to exceed 10%. The Reporting Entity determined that as a pre-condition to acceptance of the engagement for the new client it would have to change its intent with respect to the control of the Registrant. Accordingly, the Reporting Entity no longer holds shares of Common Stock with the purpose or effect of changing or influencing the control of the Registrant as indicated in the original Schedule 13D.

         The Reporting Entity holds the Common Stock for investment purposes. The Reporting Entity will continuously evaluate its investment in the Common Stock based on various factors, including without limitation the Registrant's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. The Reporting Entity expressly reserves the right to increase or decrease its holdings in Common Stock on such terms or at such times as it may determine. Any purchase or sale of Common Stock may be executed in the open market or in one or more privately negotiated transactions.

         The Reporting Entity and, to the best of its knowledge, the persons listed in Item 2 hereof, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but the Reporting Entity retains the right to take all such actions as it may deem appropriate to maximize capital appreciation in the Common Stock owned by it.

ITEM 5.  INTEREST IN SECURITIES OF THE REGISTRANT.

         Paragraphs (a), (b) and (d) of Item 5 are amended to read as follows in their entirety:






CUSIP NO.         717137103                                    PAGE 4 OF 5 PAGES
          ----------------------------------                        -    -



         (a) As of the close of business on March 31, 1997, the Reporting Entity was the owner of record and had direct beneficial ownership of 260,000 shares, or approximately 11.15%, of the outstanding Common Stock.

                  Ms. Felsenthal and Mr. Arberg may, by virtue of their status of officers, directors and shareholders of the Reporting Entity, be deemed to have beneficial ownership of the Common Stock owned of record by the Reporting Entity; however, each of them disclaims such beneficial ownership and, to the best knowledge of the Reporting Entity and except as may be specifically otherwise set forth herein, neither of them has any other beneficial ownership of Common Stock.

         (b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 260,000 shares of Common Stock as to which the Reporting Entity is the record owner may be deemed to be shared between the Reporting Entity and the owner of any investment account which it manages, although the Reporting Entity is generally vested with sole control of such matters.

         (d) The power to direct the receipt of dividends from, or the proceeds from the sale of, the 260,000 shares of Common Stock as to which the Reporting Entity is the record owner may be deemed to be shared between the Reporting Entity and the owner of any investment account which it manages, although the Reporting Entity is generally vested with sole control of such matters.




CUSIP NO.         717137103                                    PAGE 5 OF 5 PAGES
          ----------------------------------                        -    -

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                 April 7, 1997                     HEMISPHERE TRADING CO., INC.

                   (Date)



                                                    /s/ Brad Arberg
                                                    ----------------------------
                                                             Vice President